     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 2003.


                                                     REGISTRATION NO. 333-105076

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM F-9
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                         ------------------------------

                                  PETRO-CANADA
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                CANADA                          1311, 1321, 1382, 5541                      NOT APPLICABLE
  (PROVINCE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER IDENTIFICATION
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                   NUMBER, IF ANY)

                       150 - 6TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 3E3, (403) 296-8000
                      (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

              CT CORPORATION SYSTEM, 111 EIGHTH AVENUE, 13TH FLOOR, NEW YORK, NY 10011, (212) 894-8700
      (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN THE
                                                   UNITED STATES)

                         ------------------------------

                                                    COPIES TO:
      W.A. (ALF) PENEYCAD          BRADLEY P. COST            DAVID A. SPENCER                ANDREW J. FOLEY
Vice-President, General Counsel       Torys LLP         Fraser Milner Casgrain LLP         Paul, Weiss, Rifkind,
    and Corporate Secretary        237 Park Avenue     30th Floor, Fifth Avenue Place     Wharton & Garrison LLP
     150 - 6th Avenue S.W.        New York, NY 10017       237 - 4th Avenue S.W.        1285 Avenue of the Americas
    Calgary, Alberta, Canada       (212) 880-6000         Calgary, Alberta, Canada          New York, NY 10019
            T2P 3E3                                               T2P 4X7                     (212) 373-3000
        (403) 296-8000                                        (403) 268-7000

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

                          PROVINCE OF ALBERTA, CANADA
               (PRINCIPAL JURISDICTION REGULATING THIS OFFERING)

                         ------------------------------

    It is proposed that this filing shall become effective (check appropriate box below):

A. / / upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.  /X/ at some future date (check appropriate box below)

    1.  / / pursuant to Rule 467(b) on (       ) at (       ) (designate a time
       not sooner than seven calendar days after filing).

    2.  / / pursuant to Rule 467(b) on (       ) at (       ) (designate a time
       seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or
       notification of clearance on (       ).


    3. /X/ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.



    4. / / after the filing of the next amendment to this Form (if preliminary material is being filed).


    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. /X/

                         ------------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOMES EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I
         INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

BASE PROSPECTUS


[LOGO]

US $1,000,000,000
DEBT SECURITIES

We may from time to time offer for sale and issue debt securities in an aggregate principal amount of up to US $1,000,000,000 (or the equivalent in any other currency) during the 25 month period that this prospectus (including any amendments to this prospectus) remains effective.

We will provide the specific terms of these securities and all information omitted from this prospectus in supplements to this prospectus that will be delivered to you together with this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest.

                            ------------------------

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

WE ARE PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES AND CANADA TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THEY MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF U.S. COMPANIES.

YOU SHOULD BE AWARE THAT OWNING THESE SECURITIES MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT WE ARE CONTINUED UNDER THE LAWS OF CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND MOST OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE RESIDENTS OF CANADA, AND ALL OR A SUBSTANTIAL PORTION OF OUR ASSETS ARE LOCATED OUTSIDE THE UNITED STATES.

THESE DEBT SECURITIES HAVE NOT BEEN QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF ANY PROVINCE OR TERRITORY OF CANADA AND ARE NOT BEING AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN CANADA OR TO ANY RESIDENT OF CANADA IN CONTRAVENTION OF THE SECURITIES LAWS OF ANY PROVINCE OR TERRITORY OF CANADA.

THERE IS NO MARKET THROUGH WHICH THESE SECURITIES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL SECURITIES PURCHASED UNDER THIS PROSPECTUS.


THIS PROSPECTUS INCLUDES (THROUGH INCORPORATION BY REFERENCE) FINANCIAL STATEMENTS AUDITED BY ARTHUR ANDERSEN LLP FOR WHICH WE DID NOT OBTAIN THE CONSENT OF ARTHUR ANDERSEN LLP TO THE USE OF ITS AUDIT REPORT. BECAUSE ARTHUR ANDERSEN LLP HAS NOT PROVIDED ITS CONSENT, PURCHASERS OF THESE SECURITIES WILL NOT HAVE THE STATUTORY RIGHT OF ACTION FOR DAMAGES AGAINST ARTHUR ANDERSEN LLP PRESCRIBED BY APPLICABLE SECURITIES LEGISLATION. SEE "WHERE YOU CAN FIND MORE INFORMATION", "RISK FACTORS" AND "EXPERTS".


                            ------------------------


The date of this prospectus is May 14, 2003.

                               TABLE OF CONTENTS

                                                              PAGE NO.
                                                              --------
About this Prospectus.......................................       2
Where You Can Find More Information.........................       3
Forward Looking Statements..................................       5
Petro-Canada................................................       7
Use of Proceeds.............................................       9
Interest Coverage...........................................       9
Description of Debt Securities..............................      10
Plan of Distribution........................................      26
Certain Income Tax Considerations...........................      27
Risk Factors................................................      27
Legal Matters...............................................      31
Experts.....................................................      31
Documents Filed as Part of the U.S. Registration
  Statement.................................................      32
Index to Financial Statements...............................     F-1

                             ABOUT THIS PROSPECTUS

    In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, references to "Petro-Canada", the "Corporation", "us", "we" or "our" mean Petro-Canada and its subsidiaries. Unless otherwise specified, all dollar amounts contained in this prospectus and in any prospectus supplement are expressed in Canadian dollars, and references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. All financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is prepared using generally accepted accounting principles which are in effect from time to time in Canada, which we refer to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States.

    This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission ("SEC"). Under the registration statement, we may, from time to time, sell the debt securities described in this prospectus which may consist of debentures, notes, other types of debt or any combination thereof, in one or more offerings up to an aggregate principal amount of US $1,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

    We prepare our consolidated financial statements in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, our consolidated financial statements included and incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 23 of our consolidated financial statements for the year ended December 31, 2002 for a discussion of the principal differences between our financial results calculated under Canadian GAAP and under U.S. GAAP.

    In this prospectus, natural gas volumes are converted to barrels of oil equivalent using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Natural gas volumes are stated at the official temperature and pressure bases of the areas in which the reserves are located.

                      WHERE YOU CAN FIND MORE INFORMATION

    INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated in this prospectus herein by reference may be obtained on request without charge from our Corporate Secretary at:

       Petro-Canada
       P.O. Box 2844
       150 - 6th Avenue S.W.
       Calgary, Alberta T2P 3E3
       (403) 269-8000
       Attention: Corporate Secretary

    You may also access our disclosure documents and any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov.

    In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934 and, in accordance with the Exchange Act, file reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read any document we file with or furnish to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, at 233 Broadway, New York,
New York, 10279 and at 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference rooms. Our filings since November 4, 2002 are also electronically available from the SEC's EDGAR, as well as from commercial document retrieval services.

    You are invited to read and copy any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities at their respective public reference rooms. Reports and other information about us should also be available for inspection at the offices of the Toronto Stock Exchange and the New York Stock Exchange.

    Under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference in this prospectus certain information we file with the SEC and the Alberta Securities Commission (the "ASC"), a commission of authority in the Province of Alberta, Canada, similar to the SEC, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Information incorporated by reference must be filed as exhibits to the registration statement on Form F-9 that we have filed with the SEC in connection with the debt securities. We incorporate by reference the documents listed below, which were filed with the ASC and with the SEC:

    - our management proxy circular dated March 6, 2003, excluding the information contained therein under the headings "Executive
      Compensation--Report on Executive Compensation" and "Executive Compensation--Performance Graph";

    - our annual information form dated March 6, 2003, including the information incorporated therein under the heading "Management's Discussion and Analysis";

    - our audited consolidated financial statements as at and for the years ended December 31, 2002, 2001 and 2000, together with the notes thereto and the reports of the auditors thereon;


    - our unaudited interim consolidated financial statements as at March 31, 2003 and for the three months ended March 31, 2003 and March 31, 2002;



    - the information contained under the heading "Management's Discussion and Analysis" contained in our Quarterly Report to Shareholders for the three months ended March 31, 2003; and



    - our material change report dated March 20, 2003 with respect to the retirement of Norman F. McIntyre as President in 2004.


    Any documents of the type referred to in the preceding paragraph, or similar material, including all annual information forms, all information circulars, all financial statements, all material change reports (excluding confidential reports, if any), all updated interest coverage ratio information, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

    Upon a new annual information form and related annual financial statements being filed by us with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, annual financial statements and all interim financial statements, material change reports and management proxy circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.


    THIS PROSPECTUS INCORPORATES BY REFERENCE FINANCIAL STATEMENTS AUDITED BY ARTHUR ANDERSEN LLP FOR WHICH WE DID NOT OBTAIN THE CONSENT OF ARTHUR
ANDERSEN LLP TO THE USE OF ITS AUDIT REPORT. ARTHUR ANDERSEN LLP'S CONSENT WAS NOT OBTAINED BECAUSE, ON JUNE 3, 2002, ARTHUR ANDERSEN LLP CEASED TO PRACTICE PUBLIC ACCOUNTING IN CANADA. BECAUSE ARTHUR ANDERSEN LLP HAS NOT PROVIDED ITS CONSENT, PURCHASERS OF DEBT SECURITIES UNDER THIS PROSPECTUS WILL NOT HAVE THE STATUTORY RIGHT OF ACTION FOR DAMAGES AGAINST ARTHUR ANDERSEN LLP PRESCRIBED BY APPLICABLE SECURITIES LEGISLATION. ARTHUR ANDERSEN LLP MAY NOT HAVE SUFFICIENT ASSETS AVAILABLE TO SATISFY JUDGMENTS AGAINST IT. PLEASE READ "RISK FACTORS--YOU WILL NOT BE ABLE TO RECOVER DAMAGES FROM ARTHUR ANDERSEN LLP WITH RESPECT TO THEIR AUDIT REPORT WHICH IS INCORPORATED INTO THIS PROSPECTUS".


    A prospectus supplement containing the specific variable terms of an offering of debt securities will be delivered to purchasers of the applicable debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the offering of the debt securities covered by that prospectus supplement.

    ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS PROSPECTUS OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE IN THIS PROSPECTUS MODIFIES OR SUPERSEDES SUCH PRIOR STATEMENT. ANY STATEMENT OR DOCUMENT SO MODIFIED OR SUPERSEDED SHALL NOT, EXCEPT TO THE EXTENT SO MODIFIED OR SUPERSEDED, BE INCORPORATED BY REFERENCE AND CONSTITUTE A PART OF
THIS PROSPECTUS.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE APPLICABLE PROSPECTUS SUPPLEMENT.

                           FORWARD LOOKING STATEMENTS

    This prospectus contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. Forward-looking statements contained or incorporated by reference in this prospectus include, but are not limited to, references to:

    - future capital and other expenditures (including the amount, nature and sources of funding thereof);

    - oil and gas production levels and the sources of their growth;

    - tax and royalty rates;

    - oil and gas prices;

    - the Canadian dollar exchange rate with United States dollars and other foreign currencies;

    - interest rates;

    - refining and marketing margins;

    - demand for refined petroleum products;

    - planned facilities construction and expansion;

    - retail site throughputs;

    - pre-production and operating costs;

    - reserve estimates;

    - reserve life;

    - natural gas export capacity;

    - plans for and results of exploration and development activities;

    - environmental matters;

    - drilling plans;

    - acquisition and disposition of resource properties; and

    - the dates by which certain areas and facilities will be developed or will come on stream.

    Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. Such factors include, but are not limited to:

    - general economic, market and business conditions;

    - industry capacity;

    - competitive action by other companies;

    - fluctuations in oil and gas prices;

    - refining and marketing margins;

    - the ability to produce and transport crude oil and natural gas to markets;

    - the results of exploration and development drilling and related activities;

    - fluctuation in foreign currency exchange rates and interest rates;

    - the ability of suppliers to meet commitments;

    - actions by governmental authorities including increases in taxes;

    - political or geopolitical changes;

    - decisions or approvals of administrative tribunals;

    - changes in environmental and other regulations;

    - the availability of capital markets;

    - risks attendant with oil and gas operations; and

    - other factors, many of which are beyond our control.

    These and additional factors are described in more detail in our management's discussion and analysis of financial condition and results of operations in our annual information form dated March 6, 2003, filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference in this prospectus. We undertake no obligation to update publicly or revise any forward-looking statements contained in this prospectus, and such statements are expressly qualified by this cautionary statement. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus.

                                  PETRO-CANADA

OVERVIEW

    We are an integrated oil and gas company, a leader in the Canadian petroleum industry, with a portfolio of businesses spanning both the upstream and downstream sectors of the industry. In the upstream sector, we explore for, develop, produce and market crude oil and natural gas in Canada and internationally. Our downstream sector refines crude oil and other feedstocks and markets and distributes petroleum products and related goods and services, primarily in Canada but with some international marketing, especially for lubricants. We operate the following core businesses: East Coast Oil, Oil Sands, North American Natural Gas, International and Downstream.

    We are organized under the CANADA BUSINESS CORPORATIONS ACT. Our common shares are listed on the Toronto Stock Exchange under the trading symbol "PCA" and on the New York Stock Exchange under the trading symbol "PCZ". Our registered and principal executive office is located at 150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3. Telephone:
(403) 296-8000.

EAST COAST OIL

    Our East Coast Oil holdings are located principally on the Grand Banks (offshore Newfoundland, Canada). They include a 20 percent interest in the producing Hibernia oil field; operatorship and a 34 percent interest in the producing Terra Nova oil field; and a 27.5 percent interest in the White Rose oil field, which is under development. In 2002, our share of crude oil production from our combined interests at Hibernia and Terra Nova averaged approximately 71,900 barrels per day. Development of the White Rose oil field, which began in 2002, includes construction of a floating, production, storage and offloading vessel with a production capacity of 100,000 barrels of oil per day. We expect first oil from White Rose by the end of 2005. Our East Coast strategy also includes expanding our production base through field extensions at Hibernia and Terra Nova. Additionally, we have interests in other significant discovery areas on the Grand Banks, and have identified a number of deep-water exploration prospects in this offshore region.

OIL SANDS

    Our major Oil Sands interests include a 12 percent participation in the Syncrude joint venture and 100 percent ownership of the recently completed MacKay River IN SITU bitumen development, both located in northeastern Alberta, Canada. In 2002, our share of synthetic crude oil production from Syncrude averaged 27,500 barrels per day. MacKay River bitumen production, which came on stream in November 2002, averaged 9,400 barrels per day in December 2002 and is scheduled to ramp up to its 30,000 barrel per day capacity by year-end 2003. Bitumen is recovered IN SITU where oil sands are too deep to be mined economically and the bitumen is too thick to flow to the surface through conventional production methods. Our bitumen extraction process utilizes steam-assisted gravity drainage, which is commonly known by the acronym SAGD. SAGD combines horizontal drilling with thermal steam injection.

    We also hold interests in about 300,000 net acres of oil sands leases considered prospective for IN SITU development.

    Our Oil Sands strategy includes participation in successive phases of Syncrude's long-term expansion plans and our own staged development of IN SITU bitumen production and integration with processing at our refinery in Edmonton, Alberta. The regulatory process is under way for our second IN SITU development at Meadow Creek, Alberta, and approval has been received for a refinery conversion at Edmonton to enable processing of bitumen. A final decision on whether or not to proceed with the conversion of the Edmonton refinery remains pending and we are evaluating possible changes to the project's scope, staging and technology.

NORTH AMERICAN NATURAL GAS

    Our North American Natural Gas business is one of the largest producers of natural gas in western Canada. For longer-term growth, we are exploring in the Mackenzie Delta (Northwest Territories, Canada), the Scotian Slope (offshore Nova Scotia, Canada) and Alaska. In 2002, our natural gas production in western Canada averaged 722 million cubic feet per day. Our strategy in western Canada is to continue pursuing attractive prospects in the Western Canada Sedimentary Basin while focusing on profitability rather than volume. Exploration in the Mackenzie Delta has been rewarded with the successful Tuk M-18 well.

INTERNATIONAL

    On May 2, 2002, we acquired most of the upstream oil and gas assets of Veba Oil & Gas GmbH, a European-based exploration and production company. On December 10, 2002, we acquired one of Veba's remaining operations in Venezuela which had been subject to a right of first refusal. The acquisition cost totalled $2.234 billion. The Veba acquisition established our international operations as a fifth core business with operations focused on three regions:
Northwest Europe, North Africa/ Near East and Northern Latin America.

    Integration of the oil and gas assets acquired from Veba was substantially completed prior to 2002 year end. From May 2 to December 31, 2002, our share of production from the acquired Veba assets averaged 210,000 barrels of oil equivalent per day.

    Our strategy for the International business unit is exploitation of the existing reserve base and pursuit of new exploration and development opportunities leveraging off existing relationships, skills and infrastructure. Our goal is to establish a significant portfolio of growth opportunities, well balanced as to technical risk and economic return, using the current business and assets as a platform for growth.

    In Northwest Europe, our production comes from the United Kingdom and Netherlands sectors of the North Sea, with exploration programs extending into Denmark and the Faroe Islands. In the UK sector, our operations are centred around existing infrastructure, principally the Scott platform in the Outer Moray Firth and the Triton floating, production, storage and offloading vessel, located further south in the central North Sea, 190 kilometres east of Aberdeen.

    Our North Africa/Near East region, which provides the major portion of our international crude oil production, combines our interests in Syria, Libya, Kazakhstan, Algeria and Tunisia. In Syria, our interests are consolidated under the umbrella of a joint venture firm, Al Furat Petroleum Company, which produces about 55 per cent of Syrian production. In Libya, where we are one of the largest producers, our major holding is a 49 per cent interest in a joint venture with the National Oil Corporation of Libya, which combines the operations of 22 fields.

    In Northern Latin America, our operations are focused on Trinidad and Venezuela. In Trinidad we hold a 17 per cent working interest in the North Coast Marine Area--1 natural gas project in partnership with the operator, British Gas. In Venezuela, we hold a 50 per cent interest in the La Ceiba block. A right of first refusal concerning Veba's heavy oil interests at Cerro Negro in Venezuela has not yet been resolved.

DOWNSTREAM

    In our Downstream core business, we transport, refine, market and distribute petroleum products and related goods and services.

    We own and operate three refineries, strategically located in Canada's major markets, in Montreal, Quebec; Oakville, Ontario; and Edmonton, Alberta. With a total rated capacity of 49,800 cubic metres (or 313,000 barrels) per day, these refineries represent the second largest refining capacity in Canada with 17 per cent of the Canadian refining industry's total operating capacity. Our refineries produce a full range of refined petroleum products, including gasolines, diesel oils, heating oils, aviation fuels, heavy fuel oils, asphalts, petrochemicals and feedstocks for lubricants. A nation-wide marketing network serves retail, wholesale and industrial customers across Canada, with a 17 per cent share of the national refined products market. Our lubricants centre, in Mississauga, Ontario, produces specialty lubricants and waxes that we market in Canada and internationally. We are the largest producer of lubricant base stocks in Canada and the largest producer of high quality white oils in the world.

    Our Downstream strategy is to generate superior returns by focusing on first-quartile refining performance, advancing Petro-Canada as the brand of choice for Canadian gasoline consumers, and increasing sales of high-margin specialty lubricants.

                                USE OF PROCEEDS

    Unless otherwise indicated in a prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes relating to our operations in North America, South America and Europe, which may include financing our capital expenditure program and working capital requirements. We may also use such proceeds for the repayment of debt and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be provided in the applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities. We may, from time to time, issue debt instruments and incur additional debt other than through the issuance of debt securities under this prospectus.

                               INTEREST COVERAGE

    The following consolidated financial ratios are calculated for the twelve month periods ended December 31, 2002 and March 31, 2003 based on audited, in the case of December 31, 2002 and unaudited, in the case of March 31, 2003, financial information. These coverage ratios do not give effect to the issuance of securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and the terms of such securities are not known at present. The interest coverage ratios set forth below do not purport to be indicative of interest coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP.

                                                                       TWELVE MONTHS ENDED
                                                              --------------------------------------
                                                               MARCH 31, 2003     DECEMBER 31, 2002
                                                              -----------------   ------------------
                                                                   ACTUAL               ACTUAL
                                                              -----------------   ------------------
Interest coverage on long-term debt:
Earnings(1).................................................     14.1 times           10.5 times
Cash Flow(2)................................................     21.4 times           17.9 times

---------

Notes:

(1) Interest coverage on long-term debt on an earnings basis is equal to net earnings before interest expense and income taxes divided by interest expense plus capitalized interest.

(2) Interest coverage on long-term debt on a cash flow basis is equal to cash flow before interest expense and current income taxes divided by interest expense plus capitalized interest. Our management uses cash flow (before changes in non-cash working capital) to analyze our operating performance, leverage and liquidity. Cash flow (before changes in non-cash working capital) does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other companies. Cash flow (before changes in non-cash working capital) is not intended to represent our operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.

    Our interest expense requirements amounted to $209 million for the twelve-month period ended March 31, 2003. Our earnings before interest expense and income taxes for the twelve-month period ended March 31, 2003 were $2 957 million. Our earnings coverage ratio for the twelve-month period ended December 31, 2002 on a pro forma basis, as if the Veba acquisition had occurred on January 1, 2002, is 10.4.


    If we offer debt securities having a term to maturity in excess of one year under this prospectus and a prospectus supplement, the prospectus supplement will include interest coverage ratios giving effect to the issuance of such securities.

                         DESCRIPTION OF DEBT SECURITIES

    In this section, "we", "us", "our" or "Petro-Canada" refers only to Petro-Canada and not any of its subsidiaries or interests in partnerships and other entities. In what follows, we describe certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Accordingly, for a description of the terms of a particular series of debt securities, you must refer to both the applicable prospectus supplement relating to the series and the description of the debt securities set forth in this prospectus.

    The debt securities will be issued under an indenture (the "Indenture") to be entered into between us and The Bank of New York, as trustee (the "Trustee"). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

    The following is a summary of the Indenture which sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined in this summary, you should refer to the Indenture. Whenever we refer in this summary to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. It is the Indenture, and not this summary, that governs the rights of holders of debt securities.

    We may issue debt securities and incur additional indebtedness other than through an offering of debt securities under this prospectus.

GENERAL

    The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other evidences of indebtedness) that we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to US $1 billion or the equivalent in a foreign currency. The Indenture also permits us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

    The applicable prospectus supplement will describe the specific terms of the debt securities of a series of debt securities being offered and may include, but is not limited to, any of the following:

    - the title and the aggregate principal amount of the debt securities;

    - any limit on the aggregate principal amount of the debt securities of such series;

    - the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of, and premium, if any, on the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

    - the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue and on which such interest will be payable and the regular record date or dates for the payment of interest on the debt securities in registered form, or the method by which such date or dates will be determined;

    - the place or places where the principal of, and premium, if any, and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

    - the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the debt securities may be redeemed or purchased, in whole or in part, by us;

    - the terms and conditions upon which you may redeem the debt securities prior to maturity and the price or prices at which and the currency in which the debt securities are payable;

    - the terms, if any, on which the debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

    - if payment of the debt securities will be guaranteed by any other person;

    - the extent and manner, if any, in which payment on or in respect of the debt securities will be secured, or will rank senior, or will be subordinated to the prior payment of our other liabilities and obligations;

    - if the series of debt securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

    - any applicable Canadian and U.S. federal income tax consequences;

    - the terms and conditions of any sinking fund or analogous provisions;

    - if the debt securities may be issued bearing no interest or at a discount below their stated principal amount, and special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes;

    - if the debt securities are to be registered securities, bearer securities (with or without coupons) or both;

    - if other than denominations of US $1,000 and any integral multiple thereof, the denomination or denominations in which any definitive securities of the series shall be issuable and, if other than the denomination of US $1,000, the denomination or denominations in which any bearer debt securities of the series shall be issuable;

    - if other than U.S. dollars, the currency or currency unit in which the debt securities are denominated or in which currency payment of the principal of, and premium, if any, or interest, if any, on such debt securities will be payable;

    - any index formula or other method used to determine the amount of payments of principal of, and premium, if any, or interest, if any, on the debt securities;

    - whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the debt securities, and whether we will have the option to redeem the debt securities rather than pay the Additional Amounts; and

    - any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the debt securities including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

    Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of the debt securities the right to tender such debt securities to us for repurchase in the event we have a change in control.

RANKING AND OTHER INDEBTEDNESS

    Unless otherwise indicated in any applicable prospectus supplement, the debt securities will be our unsecured senior obligations and will rank equally and ratably with all of our other unsecured senior indebtedness from time to time outstanding. Unless otherwise indicated in any applicable prospectus supplement, the debt securities will be subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries, partnerships and other entities. We will specify in a prospectus supplement at the time we issue a series of debt securities the amount of our subsidiaries and partnerships then existing liabilities, including trade payables and other indebtedness.

DEBT SECURITIES IN GLOBAL FORM

    Unless otherwise indicated in a prospectus supplement, a series of the debt securities will be issued in global form as one or more "global securities" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for debt securities in definitive form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

    The specific terms of the depositary arrangement with respect to any series or portion of a series of the debt securities to be represented by a global security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

    Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered or sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to beneficial interests of persons other than participants).

    So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

    The laws of some states in the United States require that certain purchasers of debt securities take physical delivery of such debt securities in definitive form. These depositary arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

    Any payments of principal, and premium, if any, and interest, if any, on a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities.

None of us, the Trustee or any paying agent for the debt securities represented by the global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, and premium, if any, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

    If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of debt securities in definitive form in exchange for the global security representing such series of debt securities. In addition, we may at any time and in our sole discretion determine not to have a series of debt securities represented by a global security and, in such event, will issue a series of debt securities in definitive form in exchange for the global security representing such series of debt securities.

DEBT SECURITIES IN DEFINITIVE FORM

    If indicated in a prospectus supplement, the debt securities may be issued in definitive form without coupons or in bearer form with or without coupons, or in both forms. Debt securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have initially appointed the Trustee as security registrar. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

    Unless otherwise indicated in a prospectus supplement, payment of principal, and premium, if any, and interest on any debt securities in definitive form will be made at the office or agency of the Trustee, at 101 Barclay Street, 21W, New York, New York 10286, or at our option we can pay principal and any premium and interest on the debt securities by (1) check mailed or delivered to the address of the person entitled to receive payments appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of US $1 million or more in aggregate principal amount of the debt securities of a particular series.

COVENANTS

LIMITATION ON LIENS

    The Indenture includes a covenant of Petro-Canada to the effect that, so long as any debt securities are outstanding and subject to all the provisions of the Indenture, Petro-Canada will not, and will not permit any Restricted Subsidiary to, create, assume or otherwise have outstanding any Security Interest in, on or over any of its or their interest in any Restricted Property, present or future, securing any Debt of any person, other than Permitted Encumbrances, unless at the time thereof or prior thereto the debt securities then outstanding under the Indenture are equally and ratably secured with such Debt.

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

    Petro-Canada will not, nor will it permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction with respect to any Restricted Property owned by Petro-Canada or any Subsidiary on the Issue Date unless:

     (i) such transaction involves a lease or right to possession or use for a temporary period not to exceed three years following such sale, and such lease does not create or evidence a Capital Lease Obligation; or

    (ii) Petro-Canada or such Subsidiary would, on the effective date of such transaction, be entitled to issue, assume or guarantee Debt secured by a Security Interest on such property at least equal in amount to the Attributable Debt in respect thereof, without equally and ratably securing the debt securities then outstanding, as set forth under the "Limitation on Liens" covenant described above; or

    (iii) if the proceeds of such sale (A) are equal to or greater than the fair market value (as determined by any two of the following: the Chairman, the President, any Vice President, the Treasurer and the Controller of Petro-Canada) of such property and (B) are applied within 270 days after the receipt of such proceeds, directly or indirectly, to either
          (i) the purchase, acquisition or construction of Restricted Property to be used in the operation of the business of Petro-Canada or any of its Restricted Subsidiaries or (ii) the repayment of Funded Debt (including debt securities then outstanding) of Petro-Canada or any of its Restricted Subsidiaries ranking equally and ratably with the debt securities then outstanding. For purposes of the Indenture, any Restricted Property purchased, acquired or constructed pursuant to clause (B)(i) of this paragraph, will be deemed to have been purchased, acquired or constructed prior to the Issue Date.

The preceding restrictions shall not apply to any Sale and Leaseback Transaction between Petro-Canada and its Restricted Subsidiaries or between Restricted Subsidiaries of Petro-Canada.

CONSOLIDATION, AMALGAMATION, MERGER AND SALE OF ASSETS

    The Indenture includes a covenant of Petro-Canada to the effect that it may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or, directly or indirectly, convey, transfer or lease all or substantially all of its property to any person, unless:

    - the entity formed by or continuing from such consolidation or amalgamation or into which Petro-Canada is merged or with which Petro-Canada enters into such arrangement, or the person which acquires or leases all or substantially all of Petro-Canada's property, is organized and existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the debt securities, in any other jurisdiction, PROVIDED THAT, if such successor entity is organized under the laws of a jurisdiction other than Canada or the United States, the successor entity assumes our obligations under the debt securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "--Additional Amounts", below and submits to the jurisdiction of U.S. federal and state courts in the manner and to the extent provided in the Indenture;

    - the successor entity expressly assumes or assumes by operation of law all of Petro-Canada's obligations under the debt securities and under the Indenture; and

    - immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

    If, as a result of any such transaction, any Restricted Property of Petro-Canada or any Restricted Subsidiary becomes subject to a Security Interest, then, unless such Security Interest could be created pursuant to the Indenture provisions described under the "LIMITATION ON LIENS" covenant above without equally and ratably securing the debt securities, Petro-Canada, simultaneously with or prior to such transaction, will cause the debt securities to be secured equally and ratably with or prior to the Debt secured by such Security Interest.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

    "ATTRIBUTABLE DEBT" means, at the time of determination, the then present value (discounted at the actual rate of interest of such transaction) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

    "CAPITAL LEASE OBLIGATION" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of property which is required to be classified and accounted for as a capital lease on the consolidated balance sheet of such person in accordance with GAAP.

    "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Petro-Canada and computed in accordance with GAAP, including investments in unconsolidated subsidiaries, after deducting therefrom:

    - all current liabilities (excluding any current liabilities constituting Funded Debt by reason of their being renewable or extendible);

    - all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles; and

    - appropriate adjustments on account of minority interests of other persons holding stock of a Subsidiary.

    "COSTS OF ABANDONMENT" means the costs and expenses incurred in the plugging and abandonment of wells and the decommissioning or removal of structures or Facilities located on an oil, gas or other mineral property (including an oil sands property), and the reclamation and clean-up of such property and related Facilities, interests and surrounding lands whether or not owned by Petro-Canada or any of its Restricted Subsidiaries.

    "CURRENT ASSETS" means current assets as determined in accordance with GAAP.

    "DEBT" means all items which, in accordance with GAAP, would be recorded as debt in the consolidated financial statements of any person, and in any event including (without duplication):

    - any obligation for borrowed money including reimbursement obligations with respect to bankers' acceptances or similar facilities;

    - any obligation evidenced by bonds, debentures, notes or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property, assets or businesses;

    - any Capital Lease Obligation;

    - any reimbursement obligation with respect to letters of credit issued to secure the payment of any Debt of any person;

    - any payment obligation under Financial Instrument Obligations; and

    - any guarantee of Debt of another person.

    "FACILITIES" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities; flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

    "FINANCIAL INSTRUMENT OBLIGATIONS" means obligations arising under:

    - interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

    - currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

    - commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

    "FUNDED DEBT" means all Debt which, by its terms, matures more than 12 months from the date such Debt was incurred, or having a maturity of less than 12 months but by its terms being renewable or extendable, at the sole option of the obligor, beyond 12 months from the date such Debt was incurred.

    "GAAP" means generally accepted accounting principles in Canada in effect from time to time, unless Petro-Canada's most recent audited or quarterly unaudited financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

    "ISSUE DATE" means the date that any series of debt securities is first issued under the Indenture.

    "NON-RECOURSE DEBT" means at any time Debt incurred to provide funds for or otherwise finance (directly or indirectly) (i) the purchase price or other acquisition cost of any property not owned by Petro-Canada or a Subsidiary on the Issue Date, or (ii) costs and expenses incurred after the Issue Date for the construction, development or installation of, or improvements to, any property, or (iii) the costs and expenses incurred after the Issue Date in connection with acquisition, surveying, exploration, drilling, development, extraction, operation or production relating to or arising in connection with any oil, gas or other mineral property (including oil sands property), including costs incurred for the construction, alteration, repair, improvement or operation of any and all Facilities relating to such property, or to projects, ventures or other arrangements of which such property forms a part or which relate to such property, whether or not such Facilities are in whole or in part located (or from time to time located) at or on such property, and all related costs of abandonment, PROVIDED THAT at such time the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such Debt is limited in all circumstances to (A) the property that is the subject of the acquisition, construction, development or other relevant activities referred to in clauses (i), (ii) or (iii) above, and to the receivables, inventory, equipment, chattel payables, contracts, intangibles and other assets, rights or collateral connected with such property and the proceeds thereof, and (B) in the case of any Debt referred to in clause (iii), any contiguous or associated oil, gas or mineral properties (including oil sands properties) and any Facilities or other property used or to be used in connection with any such oil, gas or mineral properties (including oil sands properties), whether or not such Facilities are located (or located from time to time) at or on such property, other than recourse (which shall be on an unsecured basis) against the other property of Petro-Canada or any Subsidiary for a breach of representations and warranties or non-financial covenants made by such person in connection with such Debt to the extent such representations and warranties or non-financial covenants are customarily given in similar type financings.

    "PERMITTED ENCUMBRANCES" means:

    - any Security Interest existing as of the Issue Date;

    - any Security Interest existing on the property of any person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary;

    - any Security Interest on the property of any person which Security Interest exists at the time such person is merged into or amalgamated or consolidated with Petro-Canada or a Restricted Subsidiary, or such property is otherwise acquired by Petro-Canada or a Restricted Subsidiary (including by way of lease), PROVIDED THAT such Security Interest does not extend to property owned by Petro-Canada or a Restricted Subsidiary prior to such merger, amalgamation, consolidation or acquisition;

    - any Security Interest on property acquired by Petro-Canada or a Restricted Subsidiary after the Issue Date given in connection with a Capital Lease Obligation;

    - any Security Interest given in connection with a Sale and Leaseback Transaction permitted by clause (iii) of the "Limitation on Sale and Leaseback Transactions" set out above;

    - any Security Interest in favor of Petro-Canada, any Restricted Subsidiary or any wholly-owned Subsidiary;

    - any Security Interest in Current Assets given to secure any Debt repayable on demand or maturing, including any right of extension or renewal, within 12 months after the date such Debt is incurred;

    - any Security Interest granted (i) on cash or securities issued by the United States or Canada or any agency or instrumentality of the United States or Canada or any state or province thereof, as the case may be, or (ii) in the ordinary course of business, in either case in connection with Financial Instrument Obligations;

    - any Security Interest in any Restricted Property in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit (including related to periodic payments in connection therewith) or arises by operation of law and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by us under government permits, leases or grants, PROVIDED THAT such Security Interest is not given in connection with borrowed money;

    - any Security Interest in any oil, gas or other mineral property or products derived from such property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property, PROVIDED THAT such Security Interest is not given in connection with borrowed money;

    - any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, utilization and pooling designations, declarations, orders and agreements, joint venture agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, PROVIDED THAT such Security Interest is (i) limited to the assets that are the subject of the relevant agreement and the proceeds of such assets, and (ii) not given in connection with borrowed money;

    - any Security Interest (i) securing the purchase price or other acquisition cost of any property not owned by Petro-Canada or a Subsidiary on the Issue Date, or (ii) securing costs and expenses incurred after the Issue Date for the construction, development or installation of, or improvements to, any property, or (iii) securing the costs and expenses incurred after the Issue Date in connection with surveying, exploration, drilling, development, extraction, operation or production relating to or arising in connection with any oil, gas or other mineral property (including oil sands property) or with the acquisition thereof, including costs incurred for the acquisition, construction, alteration, repair, improvement or operation of any and all Facilities relating to such property, or to projects, ventures or other arrangements of which such property forms a part or which relate to such property, whether or not such Facilities are in whole or in part located (or from time to time located) at or on such property, and all related costs of abandonment, or (iv) securing Debt created, issued, incurred or assumed by Petro-Canada or any of its Subsidiaries to provide funds for, or otherwise finance (directly or indirectly), the activities set forth in clauses (i), (ii) and (iii) above, if such Debt is incurred prior to, during or within two years after the completion of acquisition, construction, development or the other relevant activities referred to in clauses (i), (ii) or (iii) above and does not exceed the cost of such acquisition, construction, development or other activities, as applicable; PROVIDED, HOWEVER, that any such Security Interest shall be limited to (A) the property that is the subject of the acquisition, construction, development or other relevant activities referred to in clauses (i), (ii) or (iii) above, and to the receivables, inventory, equipment, chattel payables, contracts, intangibles and other assets, rights or collateral connected with such property and the proceeds thereof, and (B) in the case of any Security Interest referred to in clause (iii), any contiguous or associated oil, gas or mineral properties (including oil sands properties) and any Facilities or other property, in each case, used or to be used in connection with any such oil, gas or mineral properties (including oil sands properties), whether or not such Facilities are located (or located from time to time) at or on such property;

    - any Security Interest on cash or securities deposited with a trustee or collateral agent to defease Debt secured by such Security Interest;

    - any Security Interest arising by reason of (i) any judgment, decree or order of any court, so long as any appropriate legal proceedings which may have been initiated for the review of such judgment, decree or order shall not have been finally terminated or so long as the period within which such proceedings may be initiated shall not have expired, or (ii) any deposit or pledge with any surety company or clerk of any court, or in escrow, as collateral in connection with, or in lieu of, any bond on appeal from any judgment or decree against Petro-Canada or any Subsidiary, or in connection with other proceedings or actions at law or in equity by or against Petro-Canada or any Subsidiary, PROVIDED THAT such Security Interest is not given in connection with borrowed money;

    - any Security Interest referred to in the foregoing clauses or this clause securing any extension, renewal, alteration or replacement of all or part of any Debt secured by such Security Interest, PROVIDED THAT:

       - the principal amount of such Debt is not increased by an amount exceeding the cost of such extension, renewal, alteration or replacement, including but not limited to all fees and expenses incurred in connection therewith; and

       - the Security Interest is limited to all or part of the property which secured the Debt prior to it being extended, renewed, altered or replaced, plus improvements on such property and the proceeds thereof and all rights associated therewith; and

    - any Security Interest that would otherwise be prohibited, provided that the aggregate of all Debt outstanding and secured under this clause and all Attributable Debt in respect of Sale and Leaseback Transactions entered into after the Issue Date which were permitted under the Indenture solely by clause (ii) of the "Limitation on Sale and Leaseback Transactions" covenant described above does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

    Any transaction consisting of the sale (including any forward sale) or other transfer of oil, gas or other minerals, whether in place or when produced, for a period of time until, or in amount such that, the purchaser will realize a specified amount of money or minerals or any other interest in property (commonly characterized as a "production payment"), will not constitute a Security Interest and will not result in Petro-Canada or a Restricted Subsidiary being required to secure the debt securities.

    "PERSON" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "PROPERTY" means all assets and property, both real and personal, of any person.

    "RESTRICTED PROPERTY" means any oil, gas or mineral property of a primary nature located in the United States, Canada or the United Kingdom, and any facilities located in the United States, Canada or the United Kingdom directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof, and includes Voting Shares or other interests of a Restricted Subsidiary which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of hydrocarbons or minerals or products derived therefrom, (ii) any property which, in the opinion of Petro-Canada's board of directors, is not materially important to the total business conducted by Petro-Canada and its Subsidiaries as an entirety or (iii) any portion of a particular property which, in the opinion of Petro-Canada's board of directors, is not materially important to the use or operation of such property.

    "RESTRICTED SUBSIDIARY" means, on any date, any Subsidiary of Petro-Canada which owns at the time Restricted Property; provided, however, such term shall not include a Subsidiary of Petro-Canada if the amount of Petro-Canada's share of Shareholders' Equity of such Subsidiary constitutes, at the time of determination, less than 2% of Petro-Canada's Consolidated Net Tangible Assets.

    "SALE AND LEASEBACK TRANSACTION" means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by Petro-Canada or a Restricted Subsidiary of any property owned by Petro-Canada or any Subsidiary on the Issue Date.

    "SECURITY INTEREST" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which does not create or evidence a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the Indenture to sell or otherwise transfer property.

    "SHAREHOLDERS' EQUITY" means shareholders' equity of Petro-Canada as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Petro-Canada and computed in accordance with GAAP.

    "SIGNIFICANT SUBSIDIARY" means a Restricted Subsidiary that constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the Exchange Act.

    "SUBSIDIARY" means any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by Petro-Canada or by one or more Subsidiaries of Petro-Canada, or by Petro-Canada and one or more Subsidiaries of Petro-Canada.

    "VOTING SHARES" means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, PROVIDED THAT, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

ADDITIONAL AMOUNTS

    Unless otherwise specified in a prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

    - with which we do not deal at arm's length (within the meaning of the INCOME TAX ACT (Canada)) at the time of making such payment;

    - which is subject to such Canadian Taxes by reason of the holder of the debt securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder;

    - which is subject to such Canadian Taxes by reason of the holder's failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

    - which by reason of the legal nature of the holder of the debt securities is disentitled to the benefit of an applicable treaty.

    We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

    We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

    We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

    - any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

    - any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

    - any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder's net income.

    Wherever in the Indenture there is mentioned, in any context, the payment of principal, and premium, if any, interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

TAX REDEMPTION

    Unless otherwise specified in a prospectus supplement, a series of debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Additional Amounts", or (ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

    In the event that we elect to redeem a series of the debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the debt securities pursuant to their terms.

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
    Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

PROVISION OF FINANCIAL INFORMATION

    We will furnish to the Trustee, within 30 days after we file them with or furnish them to the SEC, copies (which may be electronic copies) of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

    In the event that we may not remain subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to furnish to the Trustee:

    - within the time periods required for the filing of annual information forms and annual financial statements (or similar annual filings) by the Canadian securities regulatory authorities, the information required to be provided or incorporated by reference in an annual information form, annual financial statement or similar annual filing under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange; and

    - within the time periods required for the filing of quarterly reports by the Canadian securities regulatory authorities, the information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.

EVENTS OF DEFAULT

    Unless otherwise provided in a prospectus supplement, the following are summaries of events with respect to any series of our debt securities which will constitute an event of default with respect to the debt securities of that series:

    - default in the payment of the principal of, or premium, if any, on, any debt security when it becomes due and payable;

    - default in the payment of any interest on any debt security, when it becomes due and payable, and continuance of such default for a period of 30 days;

    - default in observing or performing any of the covenants described above under "Consolidation, Amalgamation, Merger and Sale of Assets", and continuance of such default for a period of 15 days;

    - default in the performance, or breach, of any other applicable covenant or warranty of Petro-Canada in the Indenture, and continuance of such default or breach for a period of 90 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding debt securities of any series affected thereby;

    - default in the performance of any covenant of Petro-Canada or any Restricted Subsidiary contained in any instrument (other than the Indenture) under which Debt (other than Non-Recourse Debt) is created or issued if such Debt has an outstanding principal amount in excess of the greater of US $75 million and 2% of Shareholders' Equity at the time of default and the holders of such Debt, or a trustee, if any, for those holders, declare such Debt to be due and payable prior to the stated maturity of such Debt, and such acceleration shall not be rescinded or annulled, or such default shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated Debt within a period of seven days after such Debt has been accelerated (or, if such acceleration is the result of an event of default which is not related to the failure to pay principal or interest, within 30 days after such Debt has been accelerated);

    - certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process relating to Petro-Canada or any Significant Subsidiary of Petro-Canada, as described in the Indenture; or

    - any other events of default provided with respect to debt securities of that series.

    If an event of default occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in aggregate principal amount of all outstanding debt securities affected by such event of default, declare the principal of, and premium, if any, on, all the outstanding debt securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities, to be immediately due and payable.

    Subject to certain conditions contained in the Indenture, the holders of a majority of the principal amount of the outstanding debt securities of the affected series can rescind this accelerated payment requirement.

    Subject to certain limitations contained in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

    No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the Indenture, unless:

    - such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

    - the holders of at least 25% in aggregate principal amount of the outstanding debt securities of those series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

    - the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of those series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

    However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

    The Indenture requires that we annually furnish to the Trustee a statement by certain of our officers as to whether or not Petro-Canada, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

DEFEASANCE

    Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest on the outstanding debt securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

    - we have delivered to the Trustee an opinion of counsel in the United States stating that Petro-Canada has received from, or there has been published by, the Internal Revenue Service a ruling or, since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

    - we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

    - we are not an "insolvent person" within the meaning of the BANKRUPTCY AND INSOLVENCY ACT (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

    - no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default, shall have occurred and be continuing on the date of such deposit.

    We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

    The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens," "Consolidation, Amalgamation, Merger and Sale of Assets" and "Limitation on Sale and Leaseback Transactions" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the outstanding debt securities ("Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

    - we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

    - we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

    - we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

    - no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default, shall have occurred and be continuing on the date of such deposit.

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

    - change the stated maturity of the principal of, or extend the scheduled time of payment of any installment of interest, if any, on any debt security;

    - reduce the principal amount of, or premium, if any, or interest rate, if any, on any debt security;

    - change the place of payment;

    - change the currency of payment of principal of, or premium, if any, or interest, if any, on any debt security;

    - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

    - reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of Indenture provisions or for waiver of compliance with provisions of the Indenture or for waiver of defaults; or

    - modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified in the Indenture.

    The holders of a majority in principal amount of the outstanding debt securities of any series (or of all affected series, as the case may be) may on behalf of the holders of all debt securities of such series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series (or of all affected series, as the case may be) may waive any past default under the Indenture with respect to such series, except a default in the payment of the principal of, or premium, if any, and interest, if any, on any debt security of such series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of such series.

    The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency that, in each case, does not materially adversely affect the rights of any holder of such debt securities.

RESIGNATION OF TRUSTEE

    The Trustee may resign or be removed with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

GOVERNING LAW

    Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

CONSENT TO JURISDICTION AND SERVICE

    Under the Indenture, we have irrevocably appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under U.S. federal or state securities laws in any U.S. federal or state court located in the Borough of Manhattan in The City of New York, New York, and we have irrevocably submitted to the non-exclusive jurisdiction of such courts.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS

    A substantial portion of our assets are located outside the United States and some or all of the directors and officers and some or all of the experts named in this prospectus are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon us and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers or experts under the United States federal securities laws. We have been advised by Fraser Milner Casgrain LLP that there is doubt as to the enforceability in Canada in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon United States federal securities laws.

                              PLAN OF DISTRIBUTION

    We may sell the debt securities to or through underwriters or dealers. We may also sell the debt securities to one or more other purchasers directly or through agents.

    The applicable prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

    The debt securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

    If indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

    Underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

    The debt securities offered by this prospectus have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of any series of debt securities must agree that it will not offer or sell, directly or indirectly, any such debt securities acquired by it in connection with such distribution, in Canada or to residents of Canada in contravention of securities laws of Canada or any province or territory of Canada.

    Each series of the debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop. If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of such series of debt securities may be adversely affected.

                       CERTAIN INCOME TAX CONSIDERATIONS

    The applicable prospectus supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of debt securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

    The applicable prospectus supplement will also describe certain
U.S. federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED IN AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN THE APPLICABLE PROSPECTUS SUPPLEMENT BEFORE PURCHASING THE DEBT SECURITIES. IF ANY EVENT ARISING FROM THESE RISKS OCCURS, OUR BUSINESS, PROSPECTS, FINANCIAL CONDITION, RESULTS OF OPERATION AND CASH FLOWS COULD BE MATERIALLY ADVERSELY AFFECTED.

A SUBSTANTIAL OR EXTENDED DECLINE IN CRUDE OIL AND GAS PRICES COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

    Our financial condition depends substantially upon the prevailing prices of crude oil and gas. Fluctuations in crude oil or gas prices could have an adverse effect on our financial condition and the value and amount of our reserves. Prices for crude oil and gas fluctuate in response to changes in the supply of and demand for crude oil and gas, market uncertainty and a variety of additional factors beyond our control. Factors which affect crude oil and gas prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political developments, especially in the Middle East but also elsewhere, the foreign supply of oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions. Canadian gas prices are primarily affected by North American supply and demand, weather conditions, the level of industry inventories, political events and, to a lesser extent, by prices of alternate sources of energy.

    As of the date of this prospectus, the price of crude oil and gas has recently been high compared to recent historical standards. Any substantial or extended decline in the prices of crude oil and gas could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or result in unutilized long term transportation commitments, all of which could have an adverse effect on our revenues, profitability and cash flows.

    In addition, our results of operations are also affected by the price of refinery feedstock, the demand for our pipeline transportation capacity and the demand for refined petroleum products. The margins we realize for refined products are affected by crude oil price fluctuations, which affect refinery feedstock costs, and third party refined product purchases. Our ability to maintain product margins in an environment of higher feedstock costs is contingent upon our ability to pass higher costs on to our customers. The profitability of our interests in Syncrude (12 per cent working interest) in regard to its upgrading operations depends upon the revenue from the synthetic crude oil produced exceeding the costs of the heavy oil feedstock and the related operating costs.

    We conduct an annual assessment of the carrying value of our assets in accordance with Canadian GAAP. If oil and gas prices decline, the carrying value of our assets could be subject to downward financial revisions, and our earnings could be adversely affected.

A FAILURE TO ACQUIRE OR FIND ADDITIONAL RESERVES WOULD CAUSE A DECLINE IN OUR RESERVES AND PRODUCTION.

    Our future oil and gas reserves and production, and therefore our cash flows, are highly dependent upon our success in exploiting our current reserve base and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient to fund our capital expenditures and external sources of capital become limited or unavailable, our ability to make the necessary capital investments to maintain oil and gas reserves will be impaired. Costs to find and develop or acquire additional reserves depend on success rates which vary over time.

OUR OIL AND GAS RESERVE DATA AND FUTURE NET REVENUE ESTIMATES ARE UNCERTAIN.

    There are numerous uncertainties inherent in estimating quantities of oil and gas reserves, including many factors beyond our control. The reserve data included and incorporated in this prospectus by reference represents estimates only. We have internally prepared all of our reserve data. In general, estimates of economically recoverable oil and gas reserves are based upon a number of variable factors and assumptions made as of the date on which the reserves estimates were determined, such as product prices, future operating and capital costs, historical production from the properties and the assumed effects of regulation by governmental agencies, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and gas reserves attributable to any particular group of properties and classification of such reserves based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves may vary from such estimates.

    Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based upon these methods generally are less reliable than those based upon actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations in the estimated reserves.

WE DO NOT OPERATE ALL OF OUR PROPERTIES AND ASSETS.

    Other companies operate some of the assets in which we have interests. As a result, we will have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect our financial performance. The success and timing of our activities on assets operated by others will therefore depend upon a number of factors that may be outside of our control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and the risk management practices.

OUR BUSINESS IS SUBJECT TO ENVIRONMENTAL LEGISLATION IN ALL JURISDICTIONS IN WHICH WE OPERATE AND ANY CHANGES IN SUCH LEGISLATION COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

    All phases of the oil and gas business are subject to environmental regulation under a variety of Canadian, U.S., and other foreign, federal, provincial, territorial, state and municipal laws and regulations (collectively, "environmental legislation").

    Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties, and failure to comply with environmental legislation may result in the imposition of fines and penalties. Additionally, our business is subject to the trend towards increased civil liability for environmental matters (such as the ability of private parties to commence actions, new theories of liability and new heads of damages). Although it is not expected that the costs of complying with environmental legislation or dealing with environmental civil liabilities will have a material adverse effect on our financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect.

    In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires nations to reduce their emissions of carbon dioxide and other greenhouse gases. Canada ratified the Kyoto Protocol in December 2002. Reductions in greenhouse gases from our operations may be required which could result in increased capital expenditures. It is expected that other changes in environmental legislation may also require, among other things, reductions in emissions to the air from our operations and result in increased capital expenditures. Although it is not expected that future changes in environmental legislation will result in materially increased costs, such changes could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have an adverse effect on our financial condition or results of operations.

OUR OPERATIONS ARE SUBJECT TO BUSINESS INTERRUPTION AND CASUALTY LOSSES.

    Our business is subject to all of the operating risks normally associated with the exploration for and production of oil and gas and the operation of midstream facilities. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil and gas wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, all of our operations are subject to all of the risks normally incident to the transportation, processing and storing of oil, gas and other related products, drilling of oil and gas wells, and the operation and development of oil and gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, gas or well fluids, adverse weather conditions, pollution and other environmental risks. The occurrence of a significant event if it were to exceed or be excluded from our insurance coverage could have a material adverse effect on our financial position.

THE DEBT SECURITIES WILL BE SUBORDINATED TO CREDITORS OF OUR SUBSIDIARIES AND PARTNERSHIPS.

    The debt securities will be effectively subordinated to creditors of our subsidiaries and partnerships, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary or partnership, as the case may be, upon any such distribution would be subject to the prior claims of the creditors of such subsidiary or partnership, as the case may be.

OUR FOREIGN OPERATIONS WILL EXPOSE US TO RISKS FROM ABROAD WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

    Some of our foreign operations involve risk typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and geopolitical and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over our international operations. In addition, if a dispute arises in our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of a court in the United States or Canada.

    Our private ownership of oil and gas properties in Canada differs distinctly from our ownership interests in foreign oil and gas properties. In some foreign countries in which we do and may do business in the future, the state generally retains ownership of the minerals and consequently retains control of, and in many cases participates in, the exploration and production of reserves. Accordingly, operations outside of Canada may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges. In addition, changes in prices and costs of operations, timing of production and other factors may affect estimates of oil and gas reserve quantities and future net cash flows attributable to foreign properties in a manner materially different from the manner in which such changes would affect estimates for Canadian properties. Agreements covering foreign oil and gas operations also frequently contain provisions obligating us to spend specified amounts on exploration and development or to perform certain operations, or forfeit all or a portion of the acreage subject to the contract. Petro-Canada has operations in Libya and Venezuela, who are members of the Organization of Petroleum Exporting Countries
(OPEC), and may operate in other OPEC-member countries in the future. Production in those countries is constrained from time to time by OPEC quotas.

CHANGES IN GOVERNMENTAL REGULATION AFFECTING THE OIL AND GAS INDUSTRY COULD HAVE A MATERIAL ADVERSE IMPACT ON US.

    The petroleum industry is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields

(including restrictions on production) and, possibly, expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and gas industry could reduce demand for gas and crude oil, increase our costs and may have a material adverse impact on us.

FLUCTUATIONS IN EXCHANGE RATES COULD GIVE RISE TO FOREIGN CURRENCY EXPOSURE.

    In Petro-Canada's downstream operations, crude oil feedstock costs are generally set in US dollars, while sales of refined products are primarily in Canadian dollars. Revenues, expenses, capital expenditures and related net assets of our operations outside of Canada are primarily denominated in US dollars. The other major currencies in which we operate are euros and British pounds sterling. Fluctuations in exchange rates between the US and Canadian dollar, and between the US or Canadian dollar and other foreign currencies, could have an adverse effect on our financial condition.

YOU WILL NOT BE ABLE TO RECOVER DAMAGES FROM ARTHUR ANDERSEN LLP WITH RESPECT TO THEIR AUDIT REPORT WHICH IS INCORPORATED INTO THIS PROSPECTUS.

    In connection with this offering, we would normally be required to obtain a written consent from Arthur Andersen LLP, independent public accountants, to our incorporation into this prospectus of their audit report covering our audited financial statements as at December 31, 2001 and for the fiscal years ended December 31, 2001 and 2000, and to file that consent with the ASC and with the SEC as an exhibit to the registration statement of which this prospectus forms a part. However, on June 3, 2002, Arthur Andersen LLP, which was an Ontario limited liability partnership separate from Arthur Andersen LLP in the U.S., ceased to practice public accounting in Canada, including at its Calgary, Canada office, from which we were primarily serviced. As a consequence, representatives of Arthur Andersen LLP are no longer available to provide a consent in connection with the filing of this prospectus with the ASC and the filing of the registration statement with the SEC. We filed our prospectus in Canada in reliance on a staff notice of the Canadian Securities Administrators and we filed our registration statement with the SEC in reliance on an SEC rule, each of which relieve an issuer from the obligation to obtain Arthur
Andersen LLP consents in certain cases. As a result of Arthur Andersen LLP not having provided its consent, you will not be able to recover damages from Arthur Andersen LLP under Canadian or United States securities legislation with respect to its audit report. Furthermore, Arthur Andersen LLP may not possess sufficient assets to satisfy any claims that may arise out of Arthur Andersen LLP's audit of our financial statements.

                                 LEGAL MATTERS

    Unless otherwise specified in a prospectus supplement relating to a series of debt securities, certain legal matters will be passed upon for us by Fraser Milner Casgrain LLP, Calgary, Alberta, and by Torys LLP, New York, New York. As to all matters of Canadian federal and Alberta law, Torys LLP may rely upon the opinion of Fraser Milner Casgrain LLP. As to all matters of U.S. federal and New York law, Fraser Milner Casgrain LLP may rely upon the opinion of Torys LLP. Certain legal matters relating to U.S. law will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York,
New York.

    The partners and associates of Fraser Milner Casgrain LLP and Torys LLP as a group beneficially own, directly or indirectly, less than 1% of our outstanding securities.

                                    EXPERTS

    Our consolidated financial statements as at and for the fiscal year ended December 31, 2002 incorporated by reference into this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report (which report expresses an unqualified opinion on our 2002 consolidated financial statements and includes an explanatory paragraph concerning the application of procedures relating to certain adjustments of financial statement amounts related to the 2001 and 2000 consolidated financial statements that were audited by other auditors who have ceased operations) which is incorporated by reference herein and has been so incorporated in reliance upon the report of such firm given their authority as experts in auditing and accounting.

    The consolidated financial statements for 3908968 Canada Inc. as at December 31, 2002 and for the period May 2, 2002 to December 31, 2002 and the consolidated statement of earnings and consolidated statement of cash flows of Veba Oil & Gas for the period January 1, 2002 to May 1, 2002 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report included herein and has been so included in reliance upon the report of such firm given their authority as experts in auditing and accounting.


    Our financial statements incorporated by reference into this prospectus as at and for the fiscal year ended December 31, 2001 have been audited by Arthur Andersen LLP, as indicated in their report with respect thereto, and are incorporated in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Because Arthur Andersen LLP ceased to practice public accounting in Canada on June 3, 2002, we are not able to obtain the consent of Arthur Andersen LLP to the incorporation of their report into this prospectus. As a result, you will not be able to recover against Arthur Andersen LLP under Canadian or United States securities laws for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein. Furthermore, Arthur Andersen LLP may not possess sufficient assets to satisfy any claims that may arise out of Arthur Andersen LLP's audit of our financial statements. Please read "Where You Can Find More Information" and "Risk Factors--You will not be able to recover damages from Arthur Andersen LLP with respect to their audit report which is incorporated into this prospectus".


           DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

    The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

    - the documents listed in the fourth paragraph under "Where You Can Find More Information" in this prospectus;

    - consents of accountants and counsel;

    - powers of attorney from our directors and officers;

    - the trust indenture relating to the debt securities;

    - statement of eligibility of the trustee on Form T-1; and

    - interest coverage ratios.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE NO.
                                                              --------
VEBA OIL & GAS BUSINESS

Auditors' Report............................................     F-2
Consolidated Statement of Earnings..........................     F-3
Consolidated Statement of Retained Earnings.................     F-3
Consolidated Statement of Cash Flows........................     F-4
Consolidated Balance Sheet..................................     F-5
Notes to Consolidated Financial Statements..................     F-6

PRO FORMA PETRO-CANADA

Compilation Report..........................................    F-15
Pro Forma Consolidated Statement of Earnings................    F-16
Notes to Pro Forma Consolidated Statement of Earnings.......    F-17

                                AUDITORS' REPORT

To the Directors of Petro-Canada:

    We have audited the consolidated balance sheet of 3908968 Canada Inc. as at December 31, 2002 and the consolidated statements of earnings, retained earnings and cash flows for the period May 2, 2002 to December 31, 2002 and the consolidated statements of earnings and cash flows of Veba Oil & Gas for the period January 1, 2002 to May 1, 2002. These financial statements are the responsibility of 3908968 Canada Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of 3908968 Canada Inc. as at December 31, 2002 and the results of its operations and its cash flows for the period May 2, 2002 to December 31, 2002 and the results of operations and cash flows of Veba Oil & Gas for the period January 1, 2002 to May 1, 2002 in accordance with Canadian generally accepted accounting principles.

    As described in Note 1 to the Consolidated Financial Statements, effective May 2, 2002 Petro-Canada, through its wholly-owned subsidiary 3908968
Canada Inc., acquired the shares of the companies holding the majority of the international oil and gas operations of Veba Oil & Gas GmbH. As a result of the acquisition, the consolidated financial information of 3908968 Canada Inc. is presented on a different cost basis than that of Veba Oil & Gas and therefore is not comparable.

                                                              (Signed)  Deloitte &
Calgary, Canada                                                         Touche LLP
April 16, 2003                                                          Chartered Accountants

                              3908968 CANADA INC.

                       CONSOLIDATED STATEMENT OF EARNINGS

                    (STATED IN MILLIONS OF CANADIAN DOLLARS)

                                                              3908968 CANADA INC.      VEBA OIL & GAS
                                                                 MAY 2, 2002 TO      JANUARY 1, 2002 TO
                                                               DECEMBER 31, 2002         MAY 1, 2002
                                                              --------------------   -------------------
                                                                                          (NOTE 1)
REVENUE.....................................................         $1 226                 $  553
                                                                     ------                 ------

EXPENSES
Operating and general.......................................            281                    153
Exploration.................................................             25                     16
Depreciation, depletion and amortization....................            244                     94
Foreign currency translation (Note 3).......................            202                     (3)
Interest....................................................             12                      3
                                                                     ------                 ------
                                                                        764                    263
                                                                     ------                 ------
EARNINGS BEFORE INCOME TAXES................................            462                    290
                                                                     ------                 ------

PROVISION FOR INCOME TAXES
Current.....................................................            419                    132
Future......................................................             10                    (15)
                                                                     ------                 ------
                                                                        429                    117
                                                                     ------                 ------
NET EARNINGS................................................         $   33                 $  173
                                                                     ======                 ======

                  CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                    (STATED IN MILLIONS OF CANADIAN DOLLARS)

                                                              3908968 CANADA INC.
                                                                 MAY 2, 2002 TO
                                                               DECEMBER 31, 2002
                                                              --------------------
RETAINED EARNINGS AT MAY 2, 2002............................         $    -
Net earnings................................................             33
                                                                     ------
RETAINED EARNINGS AT DECEMBER 31, 2002......................         $   33
                                                                     ======

                              3908968 CANADA INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                    (STATED IN MILLIONS OF CANADIAN DOLLARS)

                                                              3908968 CANADA INC.      VEBA OIL & GAS
                                                                 MAY 2, 2002 TO      JANUARY 1, 2002 TO
                                                               DECEMBER 31, 2002         MAY 1, 2002
                                                              --------------------   -------------------
                                                                                          (NOTE 1)
OPERATING ACTIVITIES
Net earnings................................................         $    33               $   173
Items not affecting cash flow (Note 4)......................             495                    76
Exploration expenses (Note 8)...............................              25                    16
                                                                     -------               -------
Cash flow...................................................             553                   265
Increase in non-cash working capital related to operating
  activities and other (Note 5).............................             (90)                 (139)
                                                                     -------               -------
Cash flow from operating activities.........................             463                   126
                                                                     -------               -------

INVESTING ACTIVITIES
Acquisition of oil and gas operations of
  Veba Oil & Gas GmbH (Note 1)..............................          (2 234)                    -
Expenditures on property, plant and equipment and
  exploration (Note 8)......................................            (171)                 (144)
                                                                     -------               -------
                                                                      (2 405)                 (144)
                                                                     -------               -------

FINANCING ACTIVITIES
Proceeds of loans from affiliated company...................           1 354                     -
Reduction of loans from affiliated company..................            (247)                  (48)
Proceeds from issue of common shares........................               -                    48
Capital contribution from parent (Note 11)..................             904                     -
                                                                     -------               -------
                                                                       2 011                     -
                                                                     -------               -------

INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS......              69                   (18)

CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD......               -                    33
                                                                     -------               -------
CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD............         $    69               $    15
                                                                     =======               =======

                              3908968 CANADA INC.

                           CONSOLIDATED BALANCE SHEET

                    (STATED IN MILLIONS OF CANADIAN DOLLARS)

                                                              DECEMBER 31,
                                                                  2002
                                                              -------------
ASSETS
CURRENT ASSETS
Cash and short-term investments (Note 6)....................      $   69
Accounts receivable.........................................         584
Inventories (Note 7)........................................          72
Prepaid expenses............................................           7
Advances to affiliated company..............................          12
                                                                  ------
                                                                     744

PROPERTY, PLANT AND EQUIPMENT, NET (Note 8).................       1 910
GOODWILL (Note 1)...........................................         709
DEFERRED CHARGES AND OTHER ASSETS...........................           6
                                                                  ------
                                                                  $3 369
                                                                  ======

LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities....................      $  304
Income taxes payable........................................         243
Advances from affiliated company............................          37
                                                                  ------
                                                                     584

LOANS FROM AFFILIATED COMPANY (Note 9)......................       1 246
DEFERRED CREDITS AND OTHER LIABILITIES (Note 10)............         149
FUTURE INCOME TAXES.........................................         453

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)

SHAREHOLDER'S EQUITY (Note 11)..............................         937
                                                                  ------
                                                                  $3 369
                                                                  ======

                              3908968 CANADA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (TABULAR AMOUNTS STATED IN MILLIONS OF CANADIAN DOLLARS)

1.  BASIS OF PRESENTATION

    On May 2, 2002 Petro-Canada, through 3908968 Canada Inc. ("3908968"), a wholly-owned subsidiary, acquired the shares of the companies holding the majority of the international oil and gas operations of Veba Oil & Gas GmbH (collectively, "Veba Oil & Gas") and on December 10, 2002 acquired certain of the remaining Veba Oil & Gas operations which were subject to rights of first refusal. The total acquisition cost, consisting of cash consideration and acquisition costs, was $2 234 million and the results of these operations have been included in the consolidated financial statements from the dates of acquisition. The remaining operations not yet acquired are in Venezuela and are subject to rights of first refusal.

    The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed was:

Property, plant and equipment...............................   $2 012
Goodwill....................................................      709
Current assets, excluding cash of $15 million...............      640
Deferred charges and other assets...........................        6
                                                               ------
  Total assets acquired.....................................    3 367
                                                               ------
Current liabilities.........................................      634
Future income taxes.........................................      387
Deferred credits and other liabilities......................      112
                                                               ------
  Total liabilities assumed.................................    1 133
                                                               ------
Net assets acquired.........................................   $2 234
                                                               ======

    Although the estimated allocation of fair value to the assets acquired and liabilities assumed is subject to changes as additional information becomes available, the final allocation is not expected to differ materially from the estimated allocation. Funds for the acquisition were provided from loans from an affiliated company (Note 9) and from cash and short-term investments.

    As a consequence of the acquisition, 3908968's consolidated financial statements reflect a change in the basis of accounting for the assets and liabilities to reflect fair values resulting from the Veba Oil & Gas acquisition. The accompanying consolidated financial statements for the period prior to May 2, 2002 do not include the effects resulting from the acquisition. Accordingly, the consolidated financial statements of Veba Oil & Gas are not comparable with the consolidated financial statements of 3908968. Further, the consolidated statement of earnings and other financial information of 3908968 differs from the Upstream International segment results presented in the notes to the consolidated financial statements of Petro-Canada for the year ended December 31, 2002. The segment results in the 2002 Petro-Canada financial statements include certain international subsidiaries and operations that were not acquired as part of the acquisition described above.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    3908968 is a wholly-owned subsidiary of Petro-Canada, a public company with shares listed on the Toronto and New York Stock Exchanges.

    The consolidated financial statements of 3908968 and Veba Oil & Gas ("the Companies") are prepared by management in accordance with Canadian generally accepted accounting principles.

                              3908968 CANADA INC.

            (TABULAR AMOUNTS STATED IN MILLIONS OF CANADIAN DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingencies. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

(a) CONSOLIDATION

    The consolidated financial statements of the Companies include the accounts of each company and their respective subsidiaries. Substantially all exploration and development activities are conducted jointly with others. Only the proportionate interest in such activities is reflected in the consolidated financial statements.

(b) REVENUE RECOGNITION

    Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded when title passes to the customer.

    Operations conducted pursuant to exploration and production sharing agreements ("EPSA's") are reflected in the consolidated financial statements based on the working interest in such operations. Under the EPSA's, all operating and capital costs for exploring and developing the concessions are paid by the Companies and other non-governmental partners. Each EPSA establishes specific terms for the Companies to recover these costs ("Cost Recovery Oil") in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year and to share in the production profits ("Profit Oil"). Profit Oil is that portion of production remaining after deducting Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Profit Oil that is attributable to the government includes an amount in respect of all deemed income taxes payable by the Companies under the laws of the respective country. All other government stakes, other than income taxes, are considered to be royalty interests.

(c) FOREIGN CURRENCY TRANSLATION

    Monetary assets and liabilities are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Other assets and related depreciation, depletion and amortization, other liabilities, revenue and other expense items are translated at rates of exchange in effect at the respective transaction dates. The resulting exchange gains or losses are included in earnings.

    Foreign operations are integrated with the Companies' other activities and are translated in the manner described above.

(d) INCOME TAXES

    Income taxes are accounted for using the liability method. Under this method, future income taxes are recognized, using substantively enacted income tax rates, based on the differences between the carrying amounts of assets and liabilities reported in the financial statements and their respective tax bases. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period the change occurs.

                              3908968 CANADA INC.

            (TABULAR AMOUNTS STATED IN MILLIONS OF CANADIAN DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(e) CASH AND SHORT-TERM INVESTMENTS

    Cash and short-term investments comprise cash in banks, less outstanding cheques, and deposits with a maturity of less than ninety days when purchased.

(f)  INVENTORIES

    Inventories are stated at the lower of cost and net realizable value.

(g) PROPERTY, PLANT AND EQUIPMENT

    Investments in exploration and development activities are accounted for on the successful efforts method. Under this method the acquisition cost of unproved acreage is capitalized. Costs of exploratory wells are initially capitalized pending determination of proved reserves and costs of wells which are assigned proved reserves remain capitalized while costs of unsuccessful wells are charged to earnings. All other exploration costs, including geological and geophysical costs, are charged to earnings as incurred. Development costs, including the cost of all wells, are capitalized.

    Producing properties and significant unproved properties are assessed annually, or as economic events dictate, for potential impairment. Impairment is assessed by comparing the estimated net undiscounted future cash flows to the carrying value of the asset.

(h) DEPRECIATION, DEPLETION AND AMORTIZATION

    Depreciation and depletion of capitalized costs of oil and gas producing properties are calculated using the unit of production method.

    Depreciation of other plant and equipment is provided on either the unit of production method or the straight line method, based on the estimated service lives of the related assets, as appropriate.

    Costs associated with significant development projects are not depleted until commencement of commercial production.

(i)  FUTURE REMOVAL AND SITE RESTORATION COSTS

    Estimated future removal and site restoration costs which are probable and can be reasonably determined are provided for on either the unit of production method or the straight line method, based on the estimated service lives of the related assets, as appropriate. The annual provision is included in operating and general expenses and is estimated based on current costs and technology and in accordance with existing legislation and industry practice.

(j)  GOODWILL

    Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill impairment is assessed annually, or as economic events dictate, by comparing the fair value of 3908968 to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

                              3908968 CANADA INC.

            (TABULAR AMOUNTS STATED IN MILLIONS OF CANADIAN DOLLARS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(k) EMPLOYEE FUTURE BENEFITS

    Obligations under employee benefit plans are recorded net of plan assets where applicable. The costs of pension benefits are actuarially determined using the projected benefit method prorated based on service and using management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. The accrued benefit obligation is discounted using a market rate of interest at the beginning of the year on high quality corporate debt instruments.

(l)  HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS

    Derivative financial instruments may be used to manage the exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates, and commodity prices. These derivative financial instruments are not used for trading or speculative purposes.

    Gains and losses on derivative instruments that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. If a derivative instrument ceases to be effective, hedge accounting is terminated and future gains or losses are recognized in the statement of earnings in the current period. Derivative instruments that are not hedges for accounting purposes are recorded at fair value with any resulting gain or loss recognized in the statement of earnings in the current period.

3.  FOREIGN CURRENCY TRANSLATION

    Loss on translation consists of:

                                                        3908968 CANADA INC.       VEBA OIL & GAS
                                                           MAY 2, 2002 TO       JANUARY 1, 2002 TO
                                                         DECEMBER 31, 2002         MAY 1, 2002
                                                        --------------------   --------------------
                                                                                     (NOTE 1)
Loss (gain) on translation of foreign currency
  denominated loans from affiliated company...........          $139                   $ (3)
Loss on translation of subsidiaries...................            63                      -
                                                                ----                   ----
                                                                $202                   $ (3)
                                                                ====                   ====

                              3908968 CANADA INC.

            (TABULAR AMOUNTS STATED IN MILLIONS OF CANADIAN DOLLARS)

4.  ITEMS NOT AFFECTING CASH FLOW

                                                        3908968 CANADA INC.      VEBA OIL & GAS
                                                           MAY 2, 2002 TO      JANUARY 1, 2002 TO
                                                         DECEMBER 31, 2002         MAY 1, 2002
                                                        --------------------   -------------------
                                                                                    (NOTE 1)
Depreciation, depletion and amortization..............          $244                   $ 94
Future income taxes...................................            10                    (15)
Provision for future removal and site restoration
  costs...............................................            11                      9
Loss (gain) on translation of foreign currency
  denominated loans from affiliated company...........           139                     (3)
Foreign currency losses (gains).......................            90                    (10)
Other.................................................             1                      1
                                                                ----                   ----
                                                                $495                   $ 76
                                                                ====                   ====

5.  INCREASE IN NON-CASH WORKING CAPITAL AND OTHER

                                                        3908968 CANADA INC.      VEBA OIL & GAS
                                                           MAY 2, 2002 TO      JANUARY 1, 2002 TO
                                                         DECEMBER 31, 2002         MAY 1, 2002
                                                        --------------------   -------------------
                                                                                    (NOTE 1)
OPERATING ACTIVITIES AND OTHER
Accounts receivable...................................          $(13)                 $ (74)
Inventories...........................................           (16)                   (22)
Prepaid expenses......................................             6                     (9)
Advances to affiliated company........................           (12)                   250
Accounts payable and accrued liabilities..............            13                   (369)
Income taxes payable..................................           (99)                    75
Advances from affiliated company......................            37                      4
Other.................................................            (6)                     6
                                                                ----                  -----
                                                                $(90)                 $(139)
                                                                ====                  =====

    Non-cash working capital is comprised of current assets and current liabilities other than cash and short-term investments.

                              3908968 CANADA INC.

            (TABULAR AMOUNTS STATED IN MILLIONS OF CANADIAN DOLLARS)

6.  CASH AND SHORT-TERM INVESTMENTS

    Short-term investments are considered to be cash equivalents and are recorded at cost, which approximates market value.

                                                              DECEMBER 31,
                                                                  2002
                                                              -------------
Cash........................................................      $   69
Short-term investments......................................           -
                                                                  ------
                                                                  $   69
                                                                  ======

    Cash payments for interest and income taxes were as follows:

                                                          3908968 CANADA INC.     VEBA OIL & GAS
                                                             MAY 2, 2002 TO      JANUARY 1, 2002
                                                           DECEMBER 31, 2002      TO MAY 1, 2002
                                                          --------------------   ----------------
                                                                                     (NOTE 1)
Interest................................................         $   10                $    -
Income taxes............................................         $  443                $   78

7.  INVENTORIES

                                                              DECEMBER 31,
                                                                  2002
                                                              -------------
Crude oil...................................................      $    8
Materials and supplies......................................          64
                                                                  ------
                                                                  $   72
                                                                  ======

8.  PROPERTY, PLANT AND EQUIPMENT

                                                              DECEMBER 31,
                                                                  2002
                                                              -------------
Cost........................................................      $2 150
Accumulated depreciation, depletion and amortization........         240
                                                                  ------
Net.........................................................      $1 910
                                                                  ------
Capital expenditures........................................      $  146
                                                                  ======

    Property, plant and equipment costs of $479 million (May 1, 2002 - $91 million) are not currently being depleted. No interest was capitalized during 2002.

    Exploration expenses of $25 million for the period May 2, 2002 to December 31, 2002 (January 1, 2002 to May 1, 2002 - $16 million) charged to earnings are reclassified from operating activities and included with capital expenditures under investing activities in the consolidated statement of cash flows.

                              3908968 CANADA INC.

            (TABULAR AMOUNTS STATED IN MILLIONS OF CANADIAN DOLLARS)

9.  LOANS FROM AFFILIATED COMPANY

    In connection with the acquisition of Veba Oil & Gas, 3908968 entered into loan agreements with an affiliated company. The terms of the loans are five years, with repayments to be made at the option of 3908968. The loans, denominated in both euros and US dollars, pay interest annually or semi-annually using the one-month or six-month LIBOR-rate as quoted by the British Bankers Association. Certain of the loans, in the amount of $816 million as of December 31, 2002, do not accrue interest until January 1, 2003. In the period May 2, 2002 to December 31, 2002, 3908968 repaid $247 million of these loans.

    Prior to May 2, 2002 Veba Oil & Gas had $229 million of loans outstanding with a company affiliated to Veba Oil & Gas GmbH for the development of certain oilfields. These loans were assumed by a company affiliated with Petro-Canada as part of the acquisition of Veba Oil & Gas.

    Interest expense on loans from an affiliated company was $9 million for the period May 2, 2002 to December 31, 2002 (January 1, 2002 to May 1,
2002 - $2 million).

10. DEFERRED CREDITS AND OTHER LIABILITIES

                                                              DECEMBER 31,
                                                                  2002
                                                              -------------
Future removal and site restoration costs...................       $141
Other.......................................................          8
                                                                   ----
                                                                   $149
                                                                   ====

11. SHAREHOLDER'S EQUITY

                                                              DECEMBER 31,
                                                                  2002
                                                              -------------
Common shares...............................................       $  -
Contributed surplus.........................................        904
Retained earnings...........................................         33
                                                                   ----
                                                                   $937
                                                                   ====

    3908968 was incorporated on June 12, 2001 and issued one common share to its parent for proceeds of $1. On April 30, 2002, 3908968 received a capital contribution of $904 million from its parent, which was recorded as contributed surplus. The authorized share capital is comprised of an unlimited number of common shares.

                              3908968 CANADA INC.

            (TABULAR AMOUNTS STATED IN MILLIONS OF CANADIAN DOLLARS)

12. EMPLOYEE FUTURE BENEFITS

    Pension plans with defined benefit and defined contribution provisions are maintained. The actuarially determined cost of these benefits is accrued over the estimated service life of employees. The defined benefit provisions are generally based upon years of service and average salary during the final years of employment. Certain defined benefit options require employee contributions and the balance of the funding for the registered plans is provided by the Companies, based upon the advice of an independent actuary. The defined contribution option provides for an annual contribution of 5.25% of each participating employee's pensionable earnings. Substantially all of the pension assets are invested in equity, fixed income and other marketable securities.

BENEFIT PLAN EXPENSE

                                                              3908968 CANADA INC.      VEBA OIL & GAS
                                                                 MAY 2, 2002 TO      JANUARY 1, 2002 TO
                                                               DECEMBER 31, 2002         MAY 1, 2002
                                                              --------------------   -------------------
                                                                                          (NOTE 1)
(a) Defined benefit plans...................................           $ 2                   $ -
(b) Defined contribution plans..............................             -                     -
                                                                       ---                   ---
Total expense...............................................           $ 2                   $ -
                                                                       ===                   ===

FINANCIAL STATUS OF DEFINED BENEFIT PLANS

                                                              DECEMBER 31,
                                                                  2002
                                                              -------------
Fair value of plan assets...................................       $ 26
Accrued benefit obligation..................................         41
                                                                   ----
Funded status - plan deficit................................        (15)
                                                                   ====
Accrued benefit liability...................................       $ (8)
                                                                   ====

    All the pension plans of 3908968 are in a plan deficit position and included in the funded status information above.

CONTRIBUTIONS AND BENEFITS PAID

                                                              DECEMBER 31,
                                                                  2002
                                                              -------------
Contributions...............................................       $ 3
                                                                   ===
Benefits paid...............................................       $ -
                                                                   ===

DEFINED BENEFIT PLAN ASSUMPTIONS

Year-end obligation discount rate...........................    5.5%
Long-term rate of return on plan assets.....................    7.0%
Rate of compensation increase, excluding merit increases....    3.7%

                              3908968 CANADA INC.

            (TABULAR AMOUNTS STATED IN MILLIONS OF CANADIAN DOLLARS)

13. FINANCIAL INSTRUMENTS

    Exposure to market risks in the normal course of business results from fluctuations in commodity prices, foreign exchange rates and interest rates. The exposure to market fluctuations is monitored and derivative instruments may be used, as appropriate, to manage these risks. These derivative instruments are entered into solely for hedging purposes. As at December 31, 2002, there were no derivative instruments outstanding.

    Derivative instruments involve a degree of credit risk. This risk is controlled through the establishment of credit policies and limits which are applied in the selection of counterparties. Market risk relating to changes in value or settlement cost of the derivative instruments is essentially offset by gains or losses on the hedged positions.

    The fair value of financial instruments included in current assets and current liabilities, amounting to $324 million, approximates the carrying amount of these instruments due to their short maturity. The fair value of loans from an affiliated company approximates the carrying amount due to their short maturity and floating rate of interest.

14. RELATED PARTY TRANSACTIONS

    Terms with respect to the loans from an affiliated company are described in
Note 9 to the consolidated financial statements. Other transactions with affiliated companies, which are nominal, are in the normal course of business and are on the same terms as those accorded to non-related parties.

15. COMMITMENTS AND CONTINGENT LIABILITIES

    (a) 3908968 has leased property and equipment under various long-term operating leases. The minimum annual rentals for non-cancellable operating leases are estimated at $3 million in 2003, $2 million in 2004 and 2005, $0.4 million in 2006 and 2007 and $4 million in aggregate thereafter.

    (b) 3908968 is involved in litigation and claims associated with normal operations. Management is of the opinion that any resulting settlements would not materially affect the financial position of 3908968.

16. SUBSEQUENT EVENT

    As a result of changes in economic and operating circumstances relating to 3908968's assets in Kazakhstan subsequent to December 31, 2002, a charge of $46 million ($46 million after-tax) has been recorded at March 31, 2003 relating to the impairment of these assets, which are included in property, plant and equipment at December 31, 2002.

                                  PETRO-CANADA

                  PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

                               COMPILATION REPORT

To the Directors of Petro-Canada:


    We have reviewed, as to compilation only, the accompanying pro forma consolidated statement of earnings of Petro-Canada for the year ended
December 31, 2002. This pro forma consolidated statement of earnings has been prepared solely for inclusion in the prospectus dated May 14, 2003 of Petro-Canada. In our opinion, the pro forma consolidated statement of earnings has been properly compiled to give effect to the transactions and assumptions described in the notes thereto.



                                                              (Signed)  Deloitte &
Calgary, Canada                                                         Touche LLP
May 14, 2003                                                            Chartered Accountants


           COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
                 CANADIAN AND UNITED STATES REPORTING STANDARDS

    The above opinion, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States standards, we would be unable to express any opinion with respect to the compilation of the accompanying unaudited pro forma consolidated statement of earnings.


                                                              (Signed)  Deloitte &
Calgary, Canada                                                         Touche LLP
May 14, 2003                                                            Chartered Accountants

                                  PETRO-CANADA

                  PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

                    (STATED IN MILLIONS OF CANADIAN DOLLARS)
                                  (UNAUDITED)

                                           PETRO-CANADA      VEBA OIL & GAS                                      PRO FORMA
                                           DECEMBER 31,    JANUARY 1, 2002 TO      PRO FORMA                   DECEMBER 31,
                                               2002            MAY 1, 2002        ADJUSTMENTS                      2002
                                           -------------   -------------------   --------------                -------------
REVENUE..................................     $ 9 917            $   553            $    (2)      2 (ii) (a)      $10 468
                                              -------            -------            -------                       -------

EXPENSES
Crude oil and product purchases..........       4 556                  -                  -                         4 556
Operating, marketing and general.........       2 036                153                 (9)      2 (ii) (b)        2 180
Exploration..............................         301                 16                  2       2 (ii) (a)          319
Depreciation, depletion and                                                                       2 (ii) (c)
  amortization...........................         957                 94                 12                         1 063
Foreign currency translation.............          52                 (3)                 -                            49
Interest.................................         187                  3                 28       2 (ii) (d)          218
                                              -------            -------            -------                       -------
                                                8 089                263                 33                         8 385
                                              -------            -------            -------                       -------
EARNINGS BEFORE INCOME TAXES.............       1 828                290                (35)                        2 083
                                              -------            -------            -------                       -------

PROVISION FOR INCOME TAXES
Current..................................         959                132                (10)      2 (ii) (e)        1 081
Future...................................        (105)               (15)                 7       2 (ii) (e)         (113)
                                              -------            -------            -------                       -------
                                                  854                117                 (3)                          968
                                              -------            -------            -------                       -------
NET EARNINGS.............................     $   974            $   173            $   (32)                      $ 1 115
                                              =======            =======            =======                       =======

EARNINGS PER SHARE (dollars)
Basic....................................     $  3.71                                                             $  4.24
                                              =======                                                             =======
Diluted..................................     $  3.67                                                             $  4.20
                                              =======                                                             =======

   See accompanying notes to the pro forma consolidated statement of earnings

                                  PETRO-CANADA

             NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

                               DECEMBER 31, 2002

            (TABULAR AMOUNTS STATED IN MILLIONS OF CANADIAN DOLLARS)

                                  (UNAUDITED)

1.  BASIS OF PRESENTATION


    The unaudited pro forma consolidated statement of earnings has been prepared for inclusion in the prospectus dated May 14, 2003 of Petro-Canada ("the Company") in accordance with Canadian generally accepted accounting principles. Accounting policies used in the preparation of the unaudited pro forma consolidated statement of earnings are in accordance with those used in the preparation of the audited consolidated financial statements of the Company as at and for the year ended December 31, 2002.


    The unaudited pro forma consolidated statement of earnings for the year ended December 31, 2002 has been prepared from the audited consolidated statement of earnings of the Company for the year ended December 31, 2002 and the audited consolidated statement of earnings representing the international oil and gas operations of Veba Oil & Gas GmbH (collectively, "Veba Oil & Gas") for the period January 1, 2002 to May 1, 2002. The unaudited pro forma consolidated statement of earnings reflects the acquisition of Veba Oil & Gas as if the transaction had occurred on January 1, 2002. This acquisition was accounted for by the purchase method of accounting.

    In the opinion of management, the unaudited pro forma consolidated statement of earnings includes all adjustments necessary for fair presentation. No adjustment has been made to reflect any synergies resulting from the acquisition of Veba Oil & Gas. The unaudited pro forma consolidated statement of earnings may not be representative of the results of operations that would have been realized had the acquisition occurred on such date indicated or of the results of operations that may be obtained in the future.

    The unaudited pro forma consolidated statement of earnings should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2002 and the audited consolidated financial statements of 3908968 Canada Inc. for the period May 2, 2002 to December 31, 2002 and Veba Oil & Gas for the period January 1, 2002 to May 1, 2002.

2.  PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

    The pro forma adjustments are described in the following notes and are based upon available information and certain assumptions. The unaudited pro forma consolidated statement of earnings for the year ended December 31, 2002 reflects the acquisition of Veba Oil & Gas as if the transaction had occurred on January 1, 2002.

(i)  ACQUISITION OF VEBA OIL & GAS

    On May 2, 2002 the Company acquired the shares of companies holding the majority of the international oil and gas operations of Veba Oil & Gas GmbH and on December 10, 2002 the Company acquired certain of the remaining operations which were subject to rights of first refusal. The total acquisition cost, consisting of cash consideration and acquisition costs, was $2 234 million.

                                  PETRO-CANADA

                               DECEMBER 31, 2002

            (TABULAR AMOUNTS STATED IN MILLIONS OF CANADIAN DOLLARS)

                                  (UNAUDITED)

2.  PRO FORMA ADJUSTMENTS AND ASSUMPTIONS (CONTINUED)
    The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed was:

Property, plant and equipment...............................   $2 012
Goodwill....................................................      709
Current assets, excluding cash of $15 million...............      640
Deferred charges and other assets...........................        6
                                                               ------
  Total assets acquired.....................................    3 367
                                                               ------
Current liabilities.........................................      634
Future income taxes.........................................      387
Deferred credits and other liabilities......................      112
                                                               ------
  Total liabilities assumed.................................    1 133
                                                               ------
Net assets acquired.........................................   $2 234
                                                               ======

(ii) PRO FORMA STATEMENT OF EARNINGS

    The adjustments to the pro forma statement of earnings to reflect the acquisition of Veba Oil & Gas as if the transaction had occurred on January 1, 2002 are as follows:

    (a) Revenue has been decreased by $2 million relating to foreign currency losses and exploration expense has been increased by $2 million to reflect the results of the operations acquired December 10, 2002 for the period May 2, 2002 to December 9, 2002.

    (b) Operating, marketing and general expenses have been decreased by $9 million to reflect the accounting for Veba Oil & Gas future removal and site restoration costs at fair value for the period January 1, 2002 to May 1, 2002.

    (c) Depreciation, depletion and amortization has been increased by $12 million to reflect the additional depreciation, depletion and amortization of the higher asset values for the period January 1, 2002 to May 1, 2002.

    (d) Interest expense has been increased by $28 million to reflect the additional interest expense and amortization of deferred financing costs related to the acquisition credit facilities for the period January 1, 2002 to May 1, 2002.

    (e) The provision for income taxes has been decreased by $3 million as a result of the items noted above that affect the unaudited pro forma consolidated statement of earnings.

                                    PART II
                  INFORMATION NOT REQUIRED TO BE DELIVERED TO
                             OFFEREES OR PURCHASERS

INDEMNIFICATION OF DIRECTORS OR OFFICERS.

    Section 124 of the Canada Business Corporations Act (the "Act") provides as follows:

    124. (1) Indemnification--A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

    (2) Advance of costs--A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

    (3) Limitation--A corporation may not indemnify an individual under subsection (1) unless the individual

        (a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

        (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

    (4) Indemnification in derivative actions--A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

    (5) Right to indemnity--Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

        (a) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

        (b) fulfils the conditions set out in subsection (3).

    (6) Insurance--A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

        (a) in the individual's capacity as a director or officer of the corporation; or

        (b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

    (7) Application to court--A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

    (8) Notice to Director--An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

    (9) Other notice--On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

    The by-laws of Petro-Canada provide that Petro-Canada shall indemnify a director or officer, a former director or officer, or a person who acts or acted at Petro-Canada's request as a director or officer of another corporation of which Petro-Canada is or was a shareholder or creditor, and the heirs and legal representatives of such a person to the extent permitted by the Act.

    Petro-Canada maintains director and officer liability insurance to a total limit of $175 million in aggregate during the insurance policy year. Petro-Canada has also acquired an additional $100 million of pre-paid insurance, which is available for directors' and officers' coverage only. The pre-paid insurance can be triggered following the reporting of a claim, thus supplementing the limit of insurance eroded by any previous claim.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Petro-Canada pursuant to the foregoing provisions, Petro-Canada has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    EXHIBITS


       EXHIBIT          DESCRIPTION
       -------          -----------
         4.1*           Management Proxy Circular, dated March 6, 2003, excluding
                        the information contained therein under the headings
                        "Executive Compensation--Report on Executive Compensation"
                        and "Executive Compensation--Performance Graph"
                        (incorporated by reference to Petro-Canada's Report on
                        Form 6-K, filed with the U.S. Securities and Exchange
                        Commission on March 27, 2003).

         4.2*           Annual Information Form, dated March 6, 2003, including the information incorporated therein under the heading
                        "Management's Discussion and Analysis" (incorporated by
                        reference to Petro-Canada's Annual Report on Form 40-F
                        for the year ended December 31, 2002).

         4.3*           Audited consolidated financial statements as at and for the years ended December 31, 2002, 2001 and 2000, together with the notes thereto and the reports of the auditors thereon
                        (incorporated by reference to Petro-Canada's Annual Report on Form 40-F for the year ended December 31, 2002).

         4.4*           Unaudited interim consolidated financial statements as at
                        March 31, 2003 and for the three months ended March 31, 2003 and March 31, 2002 (incorporated by reference to
                        Petro-Canada's Report on Form 6-K, filed with the
                        U.S. Securities and Exchange Commission on
                        April 29, 2003).

         4.5*           The information contained under the heading "Management's
                        Discussion and Analysis" contained in Petro-Canada's
                        Quarterly Report to Shareholders for the three months ended
                        March 31, 2003 (incorporated by reference to Petro-Canada's
                        Report on Form 6-K, filed with the U.S. Securities and
                        Exchange Commission on April 29, 2003).

         4.6            Material Change Report dated March 20, 2003 with respect to the retirement of Norman F. McIntyre as President in 2004.

         5.1            Consent of Deloitte & Touche LLP.

         5.2*           Consent of Fraser Milner Casgrain LLP.

         5.3*           Consent of Torys LLP.

         6.1* Powers of Attorney (included on the signature page of this registration statement).

         7.1            Form of Indenture between Petro-Canada and The Bank of
                        New York.

         7.2            Statement of Eligibility of Trustee on Form T-1.

         9.1*           Interest Coverage calculations.


---------


*  Previously filed.

                                    PART III
                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1. UNDERTAKING.

    The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.

ITEM 2. CONSENT TO SERVICE OF PROCESS.


    Concurrently with the filing of the Registration Statement on May 8, 2003, the Registrant filed with the Commission a written Appointment of Agent for Service of Process and Undertaking on Form F-X.


                                     III-1

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on this 14th day of May, 2003.


                                               PETRO-CANADA

                                               By:  /s/ RON A. BRENNEMAN
                                                    -----------------------------------------------------
                                                    Name: Ron A. Brenneman
                                                    Title:  Chief Executive Officer

                                               By:  /s/ ERNEST F.H. ROBERTS
                                                    -----------------------------------------------------
                                                    Name: Ernest F.H. Roberts
                                                    Title:  Senior Vice-President and
                                                    Chief Financial Officer


    Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated and on May 14, 2003:


                         SIGNATURE                           TITLE
                         ---------                           -----
                   /s/ RON A. BRENNEMAN
     ------------------------------------------------        Chief Executive Officer and Director
                     Ron A. Brenneman                          (Principal Executive Officer)

                  /s/ ERNEST F.H. ROBERTS
     ------------------------------------------------        Senior Vice-President and Chief Financial
                    Ernest F.H. Roberts                        Officer (Principal Financial Officer)

                 /s/ CHRISTOPHER J. SMITH
     ------------------------------------------------        Controller (Principal Accounting Officer)
                   Christopher J. Smith

                /s/ ANGUS A. BRUNEAU, O.C.
     ------------------------------------------------        Director
                  Angus A. Bruneau, O.C.

                   /s/ GAIL COOK-BENNETT
     ------------------------------------------------        Director
                     Gail Cook-Bennett

                    /s/ JOHN F. CORDEAU
     ------------------------------------------------        Director
                      John F. Cordeau

                                     III-2

                         SIGNATURE                           TITLE
                         ---------                           -----
                    /s/ CLAUDE FONTAINE
     ------------------------------------------------        Director
                      Claude Fontaine

                   /s/ PAUL HASELDONCKX
     ------------------------------------------------        Director
                     Paul Haseldonckx

                /s/ THOMAS E. KIERANS, O.C.
     ------------------------------------------------        Director
                  Thomas E. Kierans, O.C.

                   /s/ BRIAN F. MACNEILL
     ------------------------------------------------        Chairman of the Board of Directors
                     Brian F. MacNeill

                    /s/ PAUL D. MELNUK
     ------------------------------------------------        Director
                      Paul D. Melnuk

                /s/ GUYLAINE SAUCIER, O.C.
     ------------------------------------------------        Director
                  Guylaine Saucier, O.C.

                  /s/ WILLIAM W. SIEBENS
     ------------------------------------------------        Director
                    William W. Siebens


*By:  /s/ W.A. (ALF) PENEYCAD
      -------------------------------------------
      Name: W.A. (Alf) Peneycad
      Title:  ATTORNEY-IN-FACT


                                     III-3

                           AUTHORIZED REPRESENTATIVE


    Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Petro-Canada in the United States, on May 14, 2003.


                                               PUGLISI & ASSOCIATES

                                               By:  /s/ DONALD J. PUGLISI
                                                    -----------------------------------------------------
                                                    Donald J. Puglisi
                                                    Managing Director

                                     III-4

                                 EXHIBIT INDEX


       EXHIBIT          DESCRIPTION
       -------          -----------
         4.1*           Management Proxy Circular, dated March 6, 2003, excluding
                        the information contained therein under the headings
                        "Executive Compensation--Report on Executive Compensation"
                        and "Executive Compensation--Performance Graph"
                        (incorporated by reference to Petro-Canada's Report on
                        Form 6-K, filed with the U.S. Securities and Exchange
                        Commission on March 27, 2003).

         4.2*           Annual Information Form, dated March 6, 2003, including the information incorporated therein under the heading
                        "Management's Discussion and Analysis" (incorporated by
                        reference to Petro-Canada's Annual Report on Form 40-F
                        for the year ended December 31, 2002).

         4.3*           Audited consolidated financial statements as at and for the years ended December 31, 2002, 2001 and 2000, together with the notes thereto and the reports of the auditors thereon
                        (incorporated by reference to Petro-Canada's Annual Report on Form 40-F for the year ended December 31, 2002).

         4.4*           Unaudited interim consolidated financial statements as at
                        March 31, 2003 and for the three months ended March 31, 2003 and March 31, 2002 (incorporated by reference to
                        Petro-Canada's Report on Form 6-K, filed with the
                        U.S. Securities and Exchange Commission on
                        April 29, 2003).

         4.5*           The information contained under the heading "Management's
                        Discussion and Analysis" contained in Petro-Canada's
                        Quarterly Report to Shareholders for the three months ended
                        March 31, 2003 (incorporated by reference to Petro-Canada's
                        Report on Form 6-K, filed with the U.S. Securities and
                        Exchange Commission on April 29, 2003).

         4.6            Material Change Report dated March 20, 2003 with respect to the retirement of Norman F. McIntyre as President in 2004.

         5.1            Consent of Deloitte & Touche LLP.

         5.2*           Consent of Fraser Milner Casgrain LLP.

         5.3*           Consent of Torys LLP.

         6.1* Powers of Attorney (included on the signature page of this registration statement).

         7.1            Form of Indenture between Petro-Canada and The Bank of
                        New York.

         7.2            Statement of Eligibility of Trustee on Form T-1.

         9.1*           Interest Coverage calculations.


---------


*  Previously filed.